Nkarta, Inc.

6000 Shoreline Court, Suite 102

South San Francisco, California 94080

August 31, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Nkarta, Inc.
Registration Statement on Form S-3
Filed August 12, 2021
File No. 333-258766
Request for Acceleration

Dear Ms. Paik,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nkarta, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on September 2, 2021, or as soon thereafter as practicable. The Registrant respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Christensen at the telephone number above.

Sincerely,

Nkarta, Inc.

By:	/s/ Paul Hastings
Name:	Paul Hastings
Title:	Chief Executive Officer

Cc:	Alicia Hager, Nkarta, Inc., Chief Legal Officer and Corporate Secretary
C. Brophy Christensen, O’Melveny & Myers LLP